FOR IMMEDIATE RELEASE

JED OIL INC. FILES EIGHTH DEFAULT STATUS REPORT

Didsbury, Alberta – Wednesday, February 25, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today filed this news release as its eighth Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008.  The Company’s deadline for filings its third quarter financial statements is the new CCAA Stay Period, which has been extended to April 20, 2009, as previously announced. JED reports that since announcing the original Notice of Default on November 5, 2008 and filing its first, second, third, fourth, fifth, sixth and seventh Default Status Reports on November 19, December 3, 17, and 31, 2008 and January 14 and 28, and February 11, 2009, respectively, there have not been any additional material changes to the information contained therein other than the extension of the CCAA Stay Period to April 20, 2009 as announced February 18, 2009; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcement.  The Company intends to file its next Default Status Report on Wednesday, March 11, 2009.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 875-4248

www.jedoil.com